UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934
Date of Report: August 4, 2011
Fly Leasing Limited
(Exact Name of registrant as specified in its charter)
West Pier
Dun Laoghaire
County Dublin, Ireland

(Address of principal executive office)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐   No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On August 4, 2011, Fly Leasing Limited (the “Company”) announced that it has entered into a Purchase Agreement (the “Agreement”) with, among others, Global Aviation Asset Management (“GAAM”).
Pursuant to the Agreement, the Company agreed to purchase a portfolio of 49 aircraft valued at approximately $1.4 billion currently managed by GAAM. The aircraft are on lease to 23 airlines in 15 countries. After completing the transaction, the Company will have 109 aircraft on lease to 53 airlines in 29 countries. The purchase will be funded with approximately $145 million of the Company’s unrestricted cash (including transaction expenses) and its assumption of secured, non-recourse debt. The purchase price is subject to customary closing adjustments.
In connection with the transaction, the Company will acquire three entities, each currently owned by Australian investors and indirectly holding between one and 39 aircraft. Each of the entities or their subsidiaries is financed with non-recourse debt that will be assumed in the transaction. The non-recourse debt is in place through five facilities with six different lenders.
The Agreement includes customary representations, warranties and indemnities. Unless extended by the parties, each party has the right to terminate the Agreement if the closing has not occurred by October 15, 2011.
The transaction has been approved by the Company’s board of directors and is subject to lender consent, as well as other customary closing conditions. The transaction is expected to close early in the fourth quarter of 2011.
Copies of the Company’s press release, investor relations presentation and earnings release are attached as exhibits hereto.

Exhibit	Title

99.1	Press release of Fly Leasing Limited dated August 4, 2011
99.2	Investor Relations Presentation dated August 4, 2011
99.3	Earnings release of Fly Leasing Limited dated August 4, 2011
This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-163036), first filed with the Securities and Exchange Commission on November 10, 2009; and Registration Statement on Form S-8, as amended (Reg. No. 333-166667), first filed with the Securities and Exchange Commission on May 7, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited (Registrant)
Date: August 4, 2011	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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